EXHIBIT 99.1

PyroGenesis Provides Update on Recent Contract to Supply SPARC™ Land-Based Waste Destruction System in New Zealand

SPARC™ becomes Central to New Zealand’s National Refrigerant Collection & Destruction Initiative

MONTREAL, Feb. 06, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a TSX30® and a Deloitte Technology Fast 50™ high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to announce today that, further to our Client’s Press Release dated February 4, 2023, and PyroGenesis’ Press Releases dated January 10, 2023 and September 13, 2022, the Company can now provide important additional information on its recently signed contract for the purchase of its SPARCTM refrigerant waste destruction system by its Client in New Zealand.

The Company’s SPARCTM system has been purchased as the core technology for New Zealand’s national hazardous refrigerant collection and destruction initiative, the government-mandated organization known as Cool-Safe (the “Client”).

Cool-Safe, previously known as The Trust for the Destruction of Synthetic Refrigerants, is a product stewardship organization (PSO) established by the New Zealand government in 1993. Cool-Safe’s mandate is to be a significant factor in the government of New Zealand’s stated goal to reduce their greenhouse gas emissions by 2035 by at least 35%. This will be achieved by implementing their own 90% reduction target for hazardous refrigerants.

“When we originally announced this contract, we were limited in what we could reveal. Given their latest press release we can now confirm that our Client is a very large, government-mandated organization serving the whole of New Zealand, and is comprised of not just one, but nine (9) advanced materials/chemical trading companies working together,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “As with most Product Stewardship Organizations, these companies have been given the responsibility to oversee, in this case, the safe removal and disposal of the hazardous products they either manufacture or distribute. The nine companies within the Cool-Safe organization are significant players in their own right and include four that are large publicly traded multi-nationals and six that are 50+ years old.”

In addition to the nine large materials/chemical companies and distributors that are central to the Cool-Safe organization, the initiative serves all commercial businesses across New Zealand by way of a buy-back program commenced in October of 2022. This program rewards companies who deposit their end-of-life refrigerants and refrigerant-based mechanicals at a Cool-Safe collection site. Additionally, through widespread marketing of the refrigerant disposal rules, both industry and consumers will be informed about the steps they can or must take regarding hazardous refrigerants – all of which is expected to lead to a large uptake in the program, and a growing need for the safe destruction capabilities by PyroGenesis’ SPARCTM System.

“With the shift from voluntary to regulated handling of these waste streams, scheduled for 2024, combined with the relaunch and marketing of the Cool-Safe initiative, the collection and safe disposal of hazardous refrigerants in New Zealand, in our opinion, is only going to continue to grow,” continues Mr. Pascali. “Until now, the organization has been sending collected refrigerants to a plant in Australia for destruction. With this purchase and construction of PyroGenesis’ SPARCTM system, New Zealand will have its own on-shore capabilities for the safe destruction of refrigerants. We are proud to play a key role in New Zealand’s national initiative, and we look forward to a long partnership over the next several years as the project expands as expected.”

Richard Lauder, Chair of the Trust for the Destruction of Synthetic Refrigerants, confirms that “…the purchase is an important milestone in New Zealand’s mission to significantly reduce the negative impact from these refrigerants:

“Up until now any of the refrigerants that we’ve collected for safe destruction have had to be shipped to Australia, which isn’t an ideal solution. That’s meant an increased environmental risk through offshore transportation of the refrigerants, associated carbon generation and variable international shipping and destruction costs.

By building our own destruction plant here in Aotearoa we’re eliminating those impacts and reaffirming our commitment to the Basel Convention, which aims to reduce the movement of hazardous waste between different nations.

We’re also bringing to Aotearoa world-class innovation and technology from PyroGenesis, and new skills, knowledge and experience to our New Zealand based team, to ensure we’re doing everything we can to protect Aotearoa from the impact of climate change.”

As previously announced, PyroGenesis has been contracted to design and build the SPARCTM refrigerant waste destruction system, and will also supervise and support contractors in the system installation within a new facility being built by the Cool-Safe organization. The project has an approximate production-to-delivery timeline of 18 months, and the Client has indicated they may require additional systems as the initiative grows now that collection of hazardous refrigerants has become mandated. This first system is contracted at approximately $6 million, not including ongoing after-sales support of an indeterminate amount.

PyroGenesis’ patented SPARC™ system is based on the technology platform originally developed by the Company for both the U.S. Navy and U.S. Air Force. It uses inexpensive steam as the plasma-forming gas to generate a hydrolysis reaction which destroys refrigerants, leading directly to significantly reduced operating costs when compared to processing more expensive gases, with cleaner operations and with no incineration. Powered by electricity, the SPARCTM system substantially reduces an operator’s carbon footprint while concurrently eliminating ozone-depleting substances. The SPARC™ system is extremely versatile as it can also destroys other chemicals such as CFCs, HCFCs, HFCs, Halons, and PFCs.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
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